
August 24, 2023

Brian Markison
Chief Executive Officer
RVL Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, N.J. 08807

> **Re: RVL Pharmaceuticals plc**
> **Registration Statement on Form S-3**
> **Filed August 23, 2023**
> **File No. 333-274179**

Dear Brian Markison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     William J. Michener